UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, 27 May 2015

NOT FOR DISTRIBUTION IN CANADA, AUSTRALIA OR JAPAN

Spanish Securities Commission authorizes the voluntary tender offer by Orange to acquire the Spanish operator Jazztel

Orange announces that the Spanish Securities Commission (the “CNMV”) authorized yesterday, on 26 May, the voluntary cash tender offer for the acquisition of Jazztel, a telecom operator listed on the Spanish Stock Exchange (BMAD:JAZ).

The offer, which will be open from 28 May 2015 to 24 June 2015, covers 100% of Jazztel’s shares. This offer will enable shareholders of Jazztel to receive 13.00 euros per share in cash. In the case of an acquisition of 100% of Jazztel’s capital, Orange will pay 3.4 billion euros.

The offer is conditional on shareholders of Jazztel holding in aggregate at least 50% plus one share of the maximum theoretical share capital irrevocably accepting the offer. Orange has already secured irrevocable commitments to accept the offer from shareholders representing 14.804% of the issued share capital of Jazztel[i].

The offer was initially made conditional on Orange obtaining all competition clearances from the relevant authorities. This condition was satisfied on 19 May 2015, when the European Commission confirmed the approval of the proposed acquisition, subject to certain remedies.

Shareholders of Jazztel that wish to accept the offer should contact their custodian, depositary bank, stock broker or other entity through whom their shares are deposited within the acceptance period.

For more information, please refer to the prospectus of the offer authorized by the CNMV and available at www.cnmv.es. Further information is also available from the website: www.opaorangejazztel.com.

Transaction rationale

Jazztel is a major player in the Spanish telecom’s market and one of the most dynamic competitors in the triple play and mobile services segments. Through this transaction, Orange aims to create the second largest fixed-line broadband operator and one of the most dynamic players in the mobile segment in Spain, thereby accelerating the movement of its customers towards convergent offers. It will also generate estimated global synergies for the combined entity of up to 1.3 billion euros in present value, in particular thanks to savings in operational expenditure and investments in networks.

1

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 155,000 employees worldwide at 31 March 2015, including 98,000 employees in France. Present in 29 countries, the Group has a total customer base of 247 million customers worldwide at 31 March 2015, including 188 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customers’ needs at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93
Tom Wright; tom.wright@orange.com
Olivier Emberger; olivier.emberger@orange.com

This press release contains Orange’s estimates and other forward-looking statements that involve risks and uncertainties, including references concerning expected future synergies, as well as its future growth, prospects and profitability, which could cause actual results to differ materially from those contained in such estimates and forward-looking statements.

Many of these risks and uncertainties are related to factors that Orange can neither control nor estimate with precision, such as future market conditions, approvals to be granted by relevant competent authorities or the responses from buyers, shareholders, investors or other market actors.

In this press release, all information relating to Jazztel has been based on or extracted from public information. Any statements made in this release that are not statements of historical fact, including statements about Orange’s beliefs and expectations and statements about Orange’s proposed acquisition of Jazztel, are forward-looking statements and should be considered as such.

Actual events or results may differ from those described in this press release due to a number of risks and uncertainties that are described within the 2014 Registration Document filed with the Autorité des Marchés Financiers (AMF) on 7 April 2015 and in Orange’s Form 20-F annual report filed with the Securities and Exchange Commission on 14 April 2015.

Orange does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

DISCLAIMERS

This press release shall not be published in, distributed or sent to any jurisdiction or territory in which its publication or the offers referred to herein might be illegal or would require any registration or filing of additional documentation, and the persons that receive this press release will not be allowed to publish it in, distribute or send it to such jurisdictions or territories. This press release may not be published, distributed, diffused or otherwise sent into Canada, Australia or Japan. This press release does not constitute nor form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States or any other jurisdiction.

[i] Including the full amount of shares which Mr. José Miguel García Fernandez and Mr. José Ortiz Martínez are entitled to if they execute their stock-options related to the Jazztel Option Plan 2013/2016.

ORANGE

Date: May 27, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations